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03055297


SEC MAIL
RECEIVED
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APR 1 5 2003
WASH, D.C.
155
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AR/S

P.E.
12-31-02

Southern Heritage Bancorp, Inc.


SHB

2002 Annual Report



Southern Heritage Bancorp, Inc.

P.O. Box 907 Oakwood, GA 30566
Tel: (770) 531-1240 Fax: (770) 531-9145

To Our Shareholders:

Southern Heritage Bank had an outstanding year for 2002 in terms of growth and profitability. The bank ended the year with $86.2 million in assets compared to $53.9 million in 2001. Our deposits grew significantly and provided the funding for our 73.8% growth in loans. Our strategy continues to be to grow the bank with core deposits from our local community. We continue to place a great deal of emphasis on the quality of our loan portfolio and will not sacrifice that quality for growth. We continue to experience a very low level of past due loans and therefore minimum charge-offs. The profitability of the Bancorp more than doubled in 2002 from the previous year to $856,000 after tax, representing a return on average assets of 1.22%. Earnings per share of .97 cents increased our book value from $9.12 in 2001 to $10.09 in 2002. While the weak economy has given us historically low interest rates, we have positioned our balance sheet to take advantage of rising interest rates in the future, thereby increasing the profitability of the bank.

We are proud to report the opening of our first branch on Friendship Road. This is a fast growing area, which will offer us many good opportunities to expand our customer base. We are also very excited about our latest acquisition of a branch site in downtown Gainesville. The property is near the Gym of 36 building and will provide easy access for our bank customers. We plan to open initially in a temporary facility while the permanent building is under construction.

The mortgage loan department continues to grow and produce significant income for the bank. But equally important are the numerous families who have benefited from the outstanding service given to them in purchasing their first homes and becoming customers of Southern Heritage Bank. Our plans are to continue to expand the mortgage department to better serve this fast growing market.

The Board of Directors, officers and employees are all looking forward to the challenges and opportunities that await us in 2003. We had an exceptional year of growth in 2002 thanks to the leadership and guidance of the Directors along with the dedication and commitment of the Southern Heritage staff to be the best community bank in Hall County.

We thank you for your confidence and investment in Southern Heritage Bancorp, Inc.; and, we appreciate your continued support.

Sincerely,

Tren Watson
President and CEO

CONTENTS

SOUTHERN HERITAGE BANCORP, INC.
AND SOUTHERN HERITAGE BANK

BOARD OF DIRECTORS

Lowell S. (Casey) Cagle, Chairman of the Board - President of Casey Cagle Properties, Inc.

Donald W. Smith, Vice Chairman - President/C.E.O. of Arrow Auto Sales, Arrow Auto Auction, and Arrow Westside Mitsubishi

C. Talmadge Garrison, Corporate Secretary - Retired; former officer of First National Bank of Gainesville and First National Bancorp, Inc.

Tren B. Watson, President and C.E.O. of Southern Heritage Bancorp, Inc.

Earl C. Gilleland, Retired; former owner of Gilleland Concrete Company

A. Terry Hayes, Co-Owner of Hayes Chrysler-Dodge-Jeep, Oakwood, Georgia and Manager/ Co-Owner of Hayes Chevrolet-Cornelia, Georgia

Wm. David Merritt, President of Merritt Contracting, Inc. in Gainesville, Georgia

Harold D. Nichols, Sales Manager of Macklanburg - Duncan, Gainesville, Georgia

Edward E. Quillian, President/Owner of the Family Pet Clinic in Oakwood, Georgia

SOUTHERN HERITAGE BANCORP, INC.

EXECUTIVE OFFICERS

Tren B. Watson, President and Chief Executive Officer

C. Ricky Stowe, Chief Financial Officer

SOUTHERN HERITAGE BANK

OFFICERS

Tren B. Watson, President, Chief Executive Officer

Christopher D. England, Executive Vice President, Chief Lending Officer

C. Ricky Stowe, Senior Vice President, Chief Financial Officer

Judith L. Bardenwerper, Senior Vice President, Chief Operations Officer

Dawn S. Mumpower, Vice President, Mortgage Loan Officer

Gregory V. Merritt, Vice President, Friendship Road Office Branch Manager

Gina S. Rider, Vice President, Loan Operations Officer

Timothy H. Taylor, Vice President, Commercial Loan Officer

Phyllis A. Bryson, Assistant Vice President, Administrative Assistant

Mitchell L. Chapman, Assistant Vice President, Consumer Loan Officer

Jenny R. Couch, Assistant Vice President, Customer Service

Stacey H. Jones, Assistant Vice President, Mortgage Loan Officer

James Tankersley, Assistant Vice President, Consumer Loan Officer

MARKET FOR THE BANK'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

As of December 31, 2002, there were approximately 1,266 shareholders of record of the Company's common stock. There is no established trading market for the Company's common stock. The Company has 878,344 shares of its common stock outstanding as of December 31, 2002. The Company has not paid and does not anticipate paying dividends on its common stock in the immediate future. At present, the only source of funds from which the Company could pay dividends would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that can be paid to the Company by the Bank without obtaining the prior approval of the Georgia Department of Banking and Finance. No assurances can be given that dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

SOUTHERN HERITAGE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2002

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2002

TABLE OF CONTENTS


CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS, LLC

Mailing address: P.O. Box 724888 ◦ Atlanta, Georgia 31139-1888

Telephone (770) 955-8600
Fax (770) 980-4489
www.mjcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Southern Heritage Bancorp, Inc. and Subsidiary
Oakwood, Georgia

We have audited the accompanying consolidated balance sheets of **Southern Heritage Bancorp, Inc. and subsidiary** as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Heritage Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Atlanta, Georgia
January 17, 2003

Governor's Ridge ◦ 1640 Powers Ferry Road, Building 26
Members of The American Institute of Certified Public Accountants ◦ RSM International

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

Assets	2002	2001
Cash and due from banks	$ 2,574,043	$ 1,335,656
Federal funds sold	4,225,000	2,293,000
Securities available-for-sale	5,695,652	7,290,248
Restricted equity securities	185,000	85,000
Loans	71,261,126	40,995,355
Less allowance for loan losses	855,112	595,883
Loans, net	70,406,014	40,399,472
Premises and equipment	2,489,637	2,076,813
Other assets	633,324	459,561
Total assets	$ 86,208,670	$ 53,939,750
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 7,569,170	$ 5,396,407
Interest-bearing	65,608,533	38,229,666
Total deposits	73,177,703	43,626,073
Other borrowings	3,700,000	1,700,000
Other liabilities	369,798	461,723
Total liabilities	77,247,501	45,787,796
Commitments and contingencies		
Stockholders' equity		
Common stock, par value $5; 10,000,000 shares authorized; 878,344 issued and outstanding	4,391,720	4,391,720
Capital surplus	4,339,985	4,339,985
Retained earnings (deficit)	132,525	(723,809)
Accumulated other comprehensive income	96,939	144,058
Total stockholders' equity	8,961,169	8,151,954
Total liabilities and stockholders' equity	$ 86,208,670	$ 53,939,750

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Interest income		
Loans, including fees	$ 4,551,264	$ 3,301,361
Taxable securities	267,496	419,355
Federal funds sold	115,220	179,223
Other	8,298	9,552
Total interest income	4,942,278	3,909,491
Interest expense		
Deposits	1,722,272	1,689,976
Other borrowings	135,928	100,659
Total interest expense	1,858,200	1,790,635
Net interest income	3,084,078	2,118,856
Provision for loan losses	298,000	206,000
Net interest income after provision for loan losses	2,786,078	1,912,856
Other income		
Service charges on deposit accounts	146,634	135,319
Mortgage origination fees	370,176	263,812
Gain on sale of securities available-for-sale	5,295	-
Other operating income	47,145	14,668
Total other income	569,250	413,799
Other expenses		
Salaries and employee benefits	1,495,357	1,113,411
Occupancy and equipment expenses	296,246	301,636
Other operating expenses	643,550	540,222
Total other expenses	2,435,153	1,955,269
Income before income taxes	920,175	371,386
Income tax expense	63,841	-
Net income	$ 856,334	$ 371,386
Basic and diluted earnings per share	$ 0.97	$ 0.42

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net income	$ 856,334	$ 371,386
Other comprehensive income (loss):		
Unrealized holding gains (losses) on securities available-for-sale arising during period, net of tax (benefits) of $(51,951) and $0, respectively	(43,836)	149,655
Reclassification adjustment for gains realized in net income, net of (taxes) of $(2,012) and $0, respectively	(3,283)	-
Other comprehensive income (loss)	(47,119)	149,655
Comprehensive income	$ 809,215	$ 521,041

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Capital	Retained Earnings	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Par Value	Surplus	(Deficit)	Income (Loss)	Equity
Balance, December 31, 2000	878,344	$ 4,391,720	$ 4,339,985	$ (1,095,195)	$ (5,597)	$ 7,630,913
Net income	-	-	-	371,386	-	371,386
Other comprehensive income	-	-	-	-	149,655	149,655
Balance, December 31, 2001	878,344	4,391,720	4,339,985	(723,809)	144,058	8,151,954
Net income	-	-	-	856,334	-	856,334
Other comprehensive loss	-	-	-	-	(47,119)	(47,119)
Balance, December 31, 2002	878,344	$ 4,391,720	$ 4,339,985	$ 132,525	$ 96,939	$ 8,961,169

See Notes to Consolidated Financial Statements.

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 856,334	$ 371,386
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	115,819	123,681
Amortization	9,345	13,746
Gain on sale of securities available-for-sale	5,295	-
Provision for loan losses	298,000	206,000
(Increase) decrease in interest receivable	(34,751)	10,007
Increase in interest payable	38,475	6,063
Net other operating activities	(338,007)	98,850
Net cash provided by operating activities	950,510	829,733
INVESTING ACTIVITIES		
Purchases of securities available-for-sale	(2,535,292)	(5,414,259)
Proceeds from maturities of securities available-for-sale	3,007,456	4,753,096
Proceeds from sale of securities available-for-sale	1,130,547	721,904
Net (increase) decrease in federal funds sold	(1,932,000)	2,812,000
Purchase of restricted equity securities	(100,000)	-
Net increase in loans	(30,304,542)	(14,411,527)
Purchase of premises and equipment	(529,922)	(27,353)
Net cash used in investing activities	(31,263,753)	(11,566,139)
FINANCING ACTIVITIES		
Net increase in deposits	29,551,630	11,074,517
Proceeds from other borrowings	2,000,000	-
Net cash provided by financing activities	31,551,630	11,074,517
Net increase in cash and due from banks	1,238,387	338,111
Cash and due from banks at beginning of year	1,335,656	997,545
Cash and due from banks at end of year	$ 2,574,043	$ 1,335,656
SUPPLEMENTAL DISCLOSURE		
Cash paid for:		
Interest	$ 1,819,725	$ 1,784,572
Income taxes	$ 356,500	$ -

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Southern Heritage Bancorp, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned subsidiary, Southern Heritage Bank (the "Bank"). The Bank is a commercial bank located in Oakwood, Hall County, Georgia with a branch located in Buford, Georgia. The Bank provides a full range of banking services in its primary market area of Hall County and surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks include cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold and deposits are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $124,000 and $23,000 at December 31, 2002 and 2001, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted stock, without a readily determinable fair value are recorded at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees and the allowance for loan losses. Interest income is accrued on the unpaid balance.

Loan origination fees, net of certain direct loan origination costs for all loans with a maturity exceeding one year, are deferred and recognized as an adjustment of the related loan yield over the life of the loan using the straight-line method. Loan origination fees and direct origination costs of all other loans are recognized at the time the loan is placed on the books. Because the loan origination fee approximates the costs of these loans, the effect on operations is insignificant.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, or when a loan becomes past due 90 days or more, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received, until the loans are returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur in the near term.

Profit Sharing Plan

Profit sharing plan costs are based on a percentage of individual employee's salary, not to exceed the amount that can be deducted for federal income tax purposes.

Stock Compensation Plans

At December 31, 2002, the Company has two stock-based compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Years Ended December 31,	
	2002	2001
Net income, as reported	$ 856,334	$ 371,386
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(113,848)	-
Pro forma net income	$ 742,486	$ 371,386
Earnings per share:		
Basic - as reported	$ 0.97	$ 0.42
Basic - pro forma	$ 0.85	$ 0.42
Diluted - as reported	$ 0.97	$ 0.42
Diluted - pro forma	$ 0.84	$ 0.42

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares include stock options.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component in the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassifications

Certain income and expenses on the statement of income as of and for the year ended December 31, 2001 have been reclassified, with no effect on net income, to be consistent with the classifications adopted for the year ended December 31, 2002.

Accounting Standards

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

NOTE 2. SECURITIES

The amortized cost and fair value of securities available-for-sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002:				
U. S. Government and agency securities	**$ 5,548,774**	**$ 147,478**	**$ (600)**	**$ 5,695,652**
December 31, 2001:				
U. S. Government and agency securities	$ 7,146,190	$ 144,058	$ -	$ 7,290,248

NOTE 2. SECURITIES (Continued)

The amortized cost and fair value of debt securities as of December 31, 2002 by contractual maturity are shown below.

	Amortized Cost	Fair Value
Due in less than one year	$ 498,076	$ 515,313
Due from one to five years	4,297,255	4,407,761
Due from five to ten years	753,443	772,578
	$ 5,548,774	$ 5,695,652

Securities with a carrying value of $3,380,252 and $3,037,037 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,	
	2002	2001
Gross gains	$ 5,295	$ -
Gross losses	-	-
Net realized gains	$ 5,295	$ -

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,	
	2002	2001
Commercial	$ 6,051,600	$ 4,748,291
Real estate – construction	19,060,094	12,460,687
Real estate – mortgage	40,994,369	19,783,496
Consumer and other	5,155,063	4,002,881
	71,261,126	40,995,355
Allowance for loan losses	(855,112)	(595,883)
Loans, net	$ 70,406,014	$ 40,399,472

NOTE 3. LOANS (Continued)

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,	
	2002	2001
Balance, beginning of year	$ 595,883	$ 406,361
Provision for loan losses	298,000	206,000
Loans charged off	(42,793)	(18,828)
Recoveries of loans previously charged off	4,022	2,350
Balance, end of year	$ 855,112	$ 595,883

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended December 31,	
	2002	2001
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	25,432	28,875
Total impaired loans	$ 25,432	$ 28,875
Valuation allowance related to impaired loans	$ 10,198	$ 14,437
Average investment in impaired loans	$ 56,158	$ 70,681
Interest income recognized on impaired loans	$ -	$ -
Nonaccrual loans	$ 25,432	$ 28,875
Loans past due ninety days or more and still accruing	$ -	$ -

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their related affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2002 are as follows:

Balance, beginning of year	$ 2,178,808
Advances	1,893,868
Repayments	(1,878,492)
Balance, end of year	$ 2,194,184

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31, 2002	December 31, 2001
Leasehold improvements	$ 140,501	$ 3,000
Building	2,102,916	2,069,753
Furniture and equipment	648,615	311,899
	2,892,032	2,384,652
Less accumulated depreciation	(402,395)	(307,839)
	$ 2,489,637	$ 2,076,813

Leases

The Company leases the land on which its main banking facility is located under a noncancelable lease. The lease is for a twenty-year term and can be extended for four additional periods of five years each. The original base annual rent was $40,000, payable in monthly installments. Beginning on the first day of the fourth lease year and on the first day of each lease year thereafter, ("change date"), rent shall increase by the percentage by which the average CPI for the previous lease year exceeds the average CPI for the year preceding the previous change date, but not to exceed 5% in any event. In no event shall the rent be less than it was for the prior lease year. For this lease, the "average CPI" is the average monthly consumer price index for the particular lease year in question during the term of this lease. As of December 31, 2002, the monthly rent is $3,541. The Company is responsible for building and personal property taxes.

The Company also leases its branch building facility under a noncancelable lease. The lease is for a five- year term and can be extended for two additional periods of five years each. The original base annual rent was $3,200, payable in monthly installments. The rent shall increase 2.75% annually. As of December 31, 2002, the monthly rent is $3,200. The Company is responsible for its pro rata share of the operating expenses.

The total minimum rental commitment at December 31, 2002 is due as follows:

2003	$ 81,505
2004	82,577
2005	83,675
2006	84,809
2007	60,319
Due thereafter	442,589
	$ 835,474

Total rental expense for the years ended December 31, 2002 and 2001 was $80,149 and $66,514, respectively. Total rental expense includes the land lease and all other equipment rental expense.

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $16,913,418 and $8,974,590, respectively. The scheduled maturities of time deposits at December 31, 2002 are as follows:

2003	$ 39,199,077
2004	4,557,348
2005	1,418,825
2006	149,770
2007	1,577,752
	$ 46,902,772

NOTE 6. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2002	2001
Advance from Federal Home Loan Bank with interest at 3.37%, due June 24, 2004.	$ **2,000,000**	$ -
Advance from Federal Home Loan Bank with interest at 5.84%, due October 13, 2005.	**1,700,000**	1,700,000
Total Advances from Federal Home Loan Bank	$ **3,700,000**	$ 1,700,000

The Company's advances from the Federal Home Loan Bank are collateralized with $12,002,504 of the Company's residential 1-4 family first mortgage loans, commercial real estate loans and with the Company's stock in the Federal Home Loan Bank.

NOTE 7. EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan

The Company has a contributory 401(k) profit sharing plan for the benefit of its eligible employees and their beneficiaries, subject to certain eligibility and participation rules. The contributions expensed were $43,584 and $37,380, respectively, for the years ended December 31, 2002 and 2001.

NOTE 8. STOCK COMPENSATION PLAN

In connection with the organization of the Company, employment contracts were provided to senior management granting a total of 25,000 options. These options are exercisable at book value or $10 per share, whichever is less, and expire five years from the grant date, unless extended by the Board of Directors for an additional five year period.

During 2002, the Board of Directors of the Company authorized and adopted the Southern Heritage Bancorp, Inc. Stock Option Plan (the "Plan"). Under the Plan, the Board of Directors of the Company is authorized to issue stock options from time to time to certain officers, key employees and outside directors of the Company or the Bank. Any option granted under the Plan must be granted within ten (10) years of the date of adoption of the Plan by the Board. Any options issued would be for the $5.00 par value common stock of the Company, and the aggregate amount of stock for which options may be granted under the Plan is 300,000 shares, with 120,000 shares being reserved for outside directors and 180,000 shares being reserved for officers and key employees. Options may be granted as qualified "incentive stock options," as defined in Section 422 of the Internal Revenue Code, or as nonqualified options. The purchase price for a share of stock under any option granted under the Plan shall not be less than the fair market value of the stock on the date of the grant of the option or, 110% of fair market value in the case of any ten percent (10%) shareholder.

Other pertinent information related to the options is as follows:

	December 31,			
	2002		2001	
	Number	Weighted-average Exercise Price	Number	Weighted-average Exercise Price
Outstanding at beginning of year	25,000	$ 10.00	25,000	$ 10.00
Granted	242,500	10.80	-	-
Exercised	-	-	-	-
Terminated	-	-	-	-
Outstanding at end of year	267,500	$ 10.73	25,000	$ 10.00
Options exercisable at year-end	35,000	$ 9.61	25,000	$ 10.00
Weighted average life of options outstanding	8.5 years		2 years	
Weighted-average fair value of options granted during the year		$ 3.45		$ -

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2002
Dividend yield	0.00%
Expected life	10 years
Expected volatility	0.01%
Risk-free interest rate	3.88%

NOTE 9. INCOME TAXES

The components of income tax expense are as follows:

	Years Ended December 31,	
	2002	2001
Current	$ 245,807	$ -
Deferred	34,145	(127,595)
Change in valuation allowance	(216,111)	127,595
Income tax expense	$ 63,841	$ -

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2002	2001
Income taxes at statutory rate	$ 312,860	$ 126,272
Change in valuation allowance	(216,111)	(127,595)
State taxes	2,138	13,944
Other	(35,046)	(12,621)
Income tax expense	$ 63,841	$ -

The components of deferred income taxes are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Loan loss reserves	$ 261,393	$ 166,667
Preopening and organization expenses	35,845	75,475
Net operating loss carryforward	-	26,946
Contributions	-	3,962
	297,238	273,050
Valuation allowance	-	(216,111)
	297,238	56,939
Deferred tax liabilities:		
Depreciation	52,492	142
Securities available-for-sale	49,938	48,980
Accrual to cash adjustment	13,801	7,817
	116,231	56,939
Net deferred tax assets	$ 181,007	$ -

NOTE 10. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per share:

	Years Ended December 31,	
	2002	2001
Net income	$ 856,334	$ 371,386
Weighted average number of common shares outstanding	878,344	878,344
Effect of dilutive options	6,482	-
Weighted average number of common shares outstanding used to calculate dilutive earnings per share	884,826	878,344

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2002	2001
Standby letters of credit	$ 149,228	$ 111,367
Commitments to extend credit	17,810,632	9,126,751
	$ 17,959,860	$ 9,238,118

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 12. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential and consumer loans to customers in Hall County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Eighty-four percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the Bank's statutory capital, or approximately $2,000,000 at December 31, 2002.

NOTE 13. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002, approximately $306,000 of retained earnings were available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2002 and 2001, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 13. REGULATORY MATTERS (Continued)

The Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
December 31, 2002:						
Total Capital to Risk Weighted Assets	$ 9,401	13.17%	$ 5,708	8.00%	$ 7,138	10.00%
Tier I Capital to Risk Weighted Assets	$ 8,546	11.98%	$ 2,854	4.00%	$ 4,280	6.00%
Tier I Capital to Average Assets	$ 8,546	10.11%	$ 3,382	4.00%	$ 4,227	5.00%
December 31, 2001:						
Total Capital to Risk Weighted Assets	$ 8,468	19.82%	$ 3,418	8.00%	$ 4,272	10.00%
Tier I Capital to Risk Weighted Assets	$ 7,933	18.57%	$ 1,708	4.00%	$ 2,563	6.00%
Tier I Capital to Average Assets	$ 7,933	15.11%	$ 2,100	4.00%	$ 2,625	5.00%

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107, *Disclosures about Fair Value of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company in estimating its fair value disclosures for financial instruments used the following methods and assumptions.

Cash, Due From Banks and Federal Funds Sold: The carrying amounts of cash, due from banks and federal funds sold approximate fair values.

Securities: Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans: For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The carrying amounts of demand deposits, savings deposits and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings: The fair values of the Company's fixed rate other borrowings are estimated using discounted cash flow models based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments: Fair values of the Company's off-balance-sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company's off-balance-sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks and federal funds sold	**$ 6,799,043**	**$ 6,799,043**	$ 3,628,656	$ 3,628,656
Securities available-for-sale	**5,695,652**	**5,695,652**	7,290,248	7,290,248
Restricted equity securities	**185,000**	**185,000**	85,000	85,000
Loans	**70,406,014**	**71,865,408**	40,399,472	41,135,984
Accrued interest receivable	**333,177**	**333,177**	298,426	298,426
Financial liabilities:				
Deposits	**73,177,703**	**73,646,427**	43,626,073	44,228,078
Other borrowings	**3,700,000**	**3,905,300**	1,700,000	1,731,700
Accrued interest payable	**227,518**	**227,518**	189,043	189,043

NOTE 15. SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,	
	2002	2001
Other operating expenses:		
Advertising	$ 32,218	$ 43,447
Legal and professional fees	74,051	66,679
Data processing	125,688	114,193

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of Southern Heritage Bancorp, Inc., as of and for the years ended December 31, 2002 and 2001:

CONDENSED BALANCE SHEETS

	2002	2001
Assets		
Cash	$ 71,844	$ 74,968
Investment in subsidiary	8,642,839	8,076,986
Income tax receivable	213,329	126,805
Deferred tax assets	33,157	-
Total assets	$ 8,961,169	$ 8,278,759
Liabilities		
Deferred tax liabilities	$ -	$ 126,805
Stockholders' equity	8,961,169	8,151,954
Total liabilities and stockholders' equity	$ 8,961,169	$ 8,278,759

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2002	2001
Other expenses	$ 48,124	$ 43,817
Loss before income taxes	(48,124)	(43,817)
Income tax benefits	(291,486)	-
Income (loss) before equity in income of subsidiary	243,362	(43,817)
Equity in income of subsidiary	612,972	415,203
Net income	$ 856,334	$ 371,386

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001
OPERATING ACTIVITIES		
Net income	$ 856,334	$ 371,386
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in income tax receivable	(86,524)	-
Increase in deferred taxes	(159,962)	-
Equity in earnings of subsidiary	(612,972)	(415,203)
Net cash used in operating activities	(3,124)	(43,817
Net decrease in cash	(3,124)	(43,817)
Cash at beginning of year	74,968	118,785
Cash at end of year	$ 71,844	$ 74,968

SOUTHERN HERITAGE BANCORP, INC.
AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DECEMBER 31, 2002

Management's Discussion and Analysis

Overview

The following is a discussion of the financial condition of Southern Heritage Bancorp, Inc. (the "Company") and our wholly-owned bank subsidiary, Southern Heritage Bank (the "Bank") at December 31, 2002 and 2001 and the results of our operations for the years ended December 31, 2002 and 2001. The purpose of this discussion is to focus on information about our financial condition and results of operations which are not otherwise apparent from the audited consolidated financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

The Company is a bank holding company within the meaning of the Bank Holding Company Act and the Georgia Bank Holding Company Act. Our plan of operations continues to consist primarily of gaining market share in our primary market area of Oakwood, Georgia, Hall County and surrounding counties.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this Annual Report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution readers that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Financial Condition at December 31, 2002 and 2001

Following is a summary of our balance sheets for the years indicated:

	December 31, 2002	December 31, 2001
	(dollars in thousands)	
Cash and due from banks	$ 2,574	$ 1,336
Federal funds sold	4,225	2,293
Securities available-for-sale	5,696	7,290
Restricted equity securities	185	85
Loans, net	70,406	40,399
Premises and equipment	2,490	2,077
Other assets	633	460
	$ 86,209	$ 53,940
Total deposits	$ 73,178	$ 43,626
Other liabilities	370	462
Other borrowings	3,700	1,700
Stockholders' equity	8,961	8,152
	$ 86,209	$ 53,940

Financial Condition at December 31, 2002 and 2001

As of December 31, 2002, we had total assets of $86.2 million compared to $53.9 million in 2001, an increase of $32.3 million, or 59.9%. The increase in total assets was primarily funded by an increase of $29.6 million in total deposits. Our strategy continues to be to increase the volume of quality loans through the internal growth in deposits and, when appropriate, through borrowings. In 2002, total loans increased by $30.2 million, or 73.8%. The shortage in funding through deposit growth has been provided from an increase in other borrowings of $2.0 million. The level of growth for the year ended December 31, 2002 is considered to be a significant accomplishment for our fourth year of operations. We expect that loan and deposit growth will continue to be strong in 2003, although the growth for 2003 is not expected to match the growth achieved for the year ending December 31, 2002.

Our security portfolio, consisting of U.S. government and agency securities, totaled $5.7 million at December 31, 2002. Unrealized gains related to these securities were $147,000 at December 31, 2002 as compared to $144,000 at December 31, 2001. The continued increase in the unrealized gains during the year ended December 31, 2002 is reflective of the declining interest rate environment experienced over the past twelve months. All of our securities are held as available-for-sale in order that we may sell securities if needed to fund loan growth. As required by generally accepted accounting principles, the net unrealized gains on these securities are recorded in stockholders' equity, net of the related deferred tax effect, until realized.

Eighty-four percent of our loan portfolio is collateralized by real estate the majority of which is located in our primary market area of Hall and surrounding counties. Our real estate portfolio consists of loans collateralized by one- to four-family residential properties (58%) and construction loans to build one- to four-family residential properties (27%). Commercial loans represented 9% of the total loan portfolio and consists of loans primarily to businesses in our primary market area.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are stable with only slight indications of a downturn in the local economy. The overall United States economy is in a recession; however, our local economy has been only slightly impacted to date.

We attempt to reduce these economic and credit risks not only by adherence to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit exposure by prohibiting loan relationships that exceed the lesser of 25% of the Bank's statutory capital, or $2,000,000 at December 31, 2002.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other customer needs. Traditional sources of liquidity include asset maturities and growth in deposits. We achieve our desired liquidity through the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth and accessibility to market sources of funds.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by State and Federal regulatory authorities. As determined under guidelines established by those regulatory authorities and internal policy, our liquidity ratio is considered satisfactory.

At December 31, 2002, we had loan commitments outstanding of $18.0 million. Because these commitments generally have fixed expiration dates (usually twelve months or less) and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability on a short-term basis to borrow or purchase federal funds from other financial institutions. At December 31, 2002, the Bank has $4,000,000 in aggregate available through lines of credit with three commercial banks for short-term advances. In addition, the Bank can borrow funds from the Federal Home Loan Bank of Atlanta, secured by one-to-four family first mortgage loans and commercial real estate loans.

Stockholders' equity increased by $809,000 for the year ended December 31, 2002 due to the retention of net earnings of $856,000 combined with a decrease in net unrealized gains on securities available-for-sale of $47,000. The Company has not paid any dividends to stockholders since the inception of the Company.

The primary source of funds available to the holding company is the payment of dividends by our subsidiary Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the Bank's regulatory agency. Currently, approximately $306,000 can be paid by the Bank to the holding company without regulatory approval. The payment of dividends will be decided by the Board of Directors based on factors available to them at that time.

At December 31, 2002, our capital ratios were considered well capitalized based on regulatory capital requirements. The minimum capital requirements to be considered well capitalized and the actual capital ratios as of December 31, 2002 are as follows:

	Actual	Regulatory Requirements
Leverage capital ratio	10.11%	5.00%
Risk-based capital ratios:		
Tier 1 capital	11.98%	6.00%
Total capital	13.17%	10.00%

These ratios should continue to decline as asset growth continues, but are expected to remain in excess of the regulatory requirements to be considered well capitalized.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs as described above. We anticipate that we will have sufficient funds available to meet current customer loan and deposit commitments and to fund or refinance, on a timely basis, our other commitments. At December 31, 2002, we have no material commitments for any capital expenditures.

Except for the expected growth, we are not aware of any other known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. We are also not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets which are primarily monetary in nature and which tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. Our asset-liability committee attempts to structure the assets and liabilities and manage the rate sensitivity gap to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see the "Asset/Liability Management" section.

Results of Operations For The Years Ended December 31, 2002 and 2001

Following is a summary of the Company's operations for the years indicated.

	Years Ended December 31,	
	2002	2001
	(dollars in thousands)	
Interest income	$4,942	$ 3,909
Interest expense	1,858	1,790
Net interest income	3,084	2,119
Provision for loan losses	298	206
Other income	569	413
Other expenses	2,435	1,955
Income before income taxes	920	371
Income tax expense	64	-
Net income	856	371

Net Interest Income

Our results of operations are determined by our ability to effectively manage interest income, to minimize loan and security losses, to generate non-interest income, and to control operating expenses. Since interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income is dependent upon our ability to obtain an adequate net interest spread between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The net yield on average interest-earning assets for the year ended December 31, 2002 was 4.63% as compared to 4.72% in 2001. For the year ended December 31, 2002, the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities was 7.42% and 3.40%, respectively, which provided a net spread of 4.02%. As indicated in the rate volume analysis which is provided later, the net decline in rates was positively impacted by favorable net changes in volume. The rates earned on interest-earning assets and paid on interest-bearing liabilities decreased by 129 and 165 basis points, respectively as compared to the year ended December 31, 2001. The net spread increased compared to the year ended December 31, 2001 by 36 basis points while during the same period, the net yield on average interest-earning assets decreased by 9 basis points. These declines are attributable to the decline in interest rates during 2002. Average interest-earning assets increased by $21.7 million compared to 2001. During this same period, average interest-bearing liabilities increased by $19.2 million. The increase in the interest spread represents a negative interest rate-sensitivity gap ratio as interest-bearing liabilities continue to reprice at a faster pace than interest-earning assets. The decrease in the net yield on average interest-earning assets is directly related to the increase in interest-earning assets combined with declining interest rates. The overall improvement in net interest income continues to be attributable to the increase in loan volume.

See the interest rates and interest differentials table for specific details.

Provision for Loan Losses

The provision for loan losses increased by $92,000 to $298,000 for the year ended December 31, 2002 as compared to 2001. The amount provided during 2002 and 2001 continues to be due primarily to the growth of the loan portfolio. The allowance for loan losses as a percentage of total loans was 1.20% and 1.45% at December 31, 2002 and 2001, respectively. For the year ended December 31, 2002, we recognized $39,000 in net charge-offs as compared to $16,000 in 2001. The net charge-off ratio to average loans outstanding for the years ending December 31, 2002 and 2001 was .07% and .05%, respectively. Impaired loans at December 31, 2002 and 2001 were $25,000 and $29,000, respectively. The decrease in the allowance for loan losses as a percentage of total loans is attributable to the continued improvement in overall asset quality in the past two years. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses is adequate to absorb potential losses on existing loans that may become uncollectible. This evaluation considers past due and classified loans, underlying collateral values, historical experience, and current economic conditions which may affect the borrowers' ability to repay.

Other Income

Other income increased by $156,000 for the year ended December 31, 2002 as compared to December 31, 2001. Mortgage origination fees accounted for 65%, or $370,000 of the total other income for the year ended December 31, 2002 as compared to 64% as of December 31, 2001. The significant increase in mortgage origination fees in 2002 and 2001 is due to the mortgage interest rate continued decline which resulted in significant refinance activity along with normal first-time purchase mortgages. The other primary source of other income is service charges on deposit accounts which increased by $11,000 in 2002. There were no other single significant changes in 2002 as compared with 2001.

Other Expenses

Other expenses increased by $480,000 for the year ended December 31, 2002 compared to December 31, 2001. Other operating expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses, or $1,495,000, $296,000 and $644,000, respectively. The increase in salaries and employee benefits of $382,000 represented 80% of the total increase in other expenses. The increase in salaries and employee benefits is attributable to an increase of six full-time equivalent employees, increase in profit sharing contributions of $6,000, an increase in incentives of $97,000 and an increase in mortgage commissions of $51,000. The net increase in other operating expenses is not attributable to any single item, and reflects increases directly related to the growth in loans and deposits.

Income Tax

During the year ended December 31, 2002, the Company became cumulatively profitable. The Company recognized income tax expenses of $64,000, representing an effective tax rate of 7%. Income tax expense was offset by the reversal of a valuation allowance of $216,000 in 2002. In the future, the effective tax rate will be in the range of 25% to 34% depending on the level of tax-exempt income.

Asset/Liability Management

It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is our overall philosophy to support asset growth primarily through growth of deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Board of Directors on a monthly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is our intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

At December 31, 2002, our cumulative one year interest rate-sensitivity gap ratio was 97%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-bearing assets will reprice during this period at a rate slower than our interest-earning liabilities, which is consistent with our analysis of net interest income for the year ending December 31, 2002. We are within our targeted parameters.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2002, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within Three Months	After Three Months but Within One Year	After One Year but Within Three Years	After Three Years	Total
			(dollars in thousands)		
Interest-earning assets:					
Interest-bearing deposits	$ 40	$ --	$ --	$ --	$ 40
Federal funds sold	4,225	--	--	--	4,225
Securities	185	498	3,284	1,914	5,881
Loans	23,124	28,196	16,667	3,274	71,261
	27,574	28,694	19,951	5,188	81,407
Interest-bearing liabilities:					
Interest-bearing demand deposits	16,872	--	--	--	16,872
Savings	1,835	--	--	--	1,835
Time deposits	5,552	33,537	5,976	1,837	46,902
Other borrowings	--	--	3,700	--	3,700
	24,259	33,537	9,676	1,837	69,309
Interest rate sensitivity gap	$ 3,315	$ (4,843)	$ 10,275	$ 3,351	$ 12,098
Cumulative interest rate sensitivity gap	$ 3,315	$ (1,528)	8,747	12,098	
Interest rate sensitivity gap ratio	1.14	.86	2.06	2.82	
Cumulative interest rate sensitivity gap ratio	1.14	.97	1.13	1.17	

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to our: distribution of assets, liabilities and stockholders' equity, average interest rates; security portfolio; loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; loan loss experience and allowance for loan losses; types of deposits and the return on equity and assets.

Distribution of Assets, Liabilities, and Stockholders' Equity: Interest Rates and Interest Differentials

	2002			2001		
	(dollars in thousands)					
	Average Balances(1)	Income/ Expense	Yields/ Rates	Average Balances(1)	Income/ Expense	Yields Rates
Cash and due from banks	1,394	$ -	- %	$ 1,119	$ -	- %
Taxable securities (5)	5,082	276	5.43	7,463	429	5.75
Unrealized gains on securities	131	-	-	92	-	-
Federal funds sold	7,265	115	1.59	4,326	179	4.14
Loans (2) (3)	54,258	4,551	8.39	33,074	3,301	9.98
Allowance for loan losses	(693)	-	-	(494)	-	-
Other assets	2,652	-	-	2,444	-	-
Total assets	$ 70,089			$ 48,024		
Total interest-earning assets	$ 66,605	$ 4,942	7.42%	$ 44,863	$ 3,909	8.71%
Noninterest-bearing demand	6,568	-	-%	$ 4,590	$ -	- %
Interest-bearing demand and savings	16,172	326	2.02	9,665	279	2.89
Time deposits	35,675	1,396	3.92	24,073	1,411	5.86
Total deposits	$ 58,415	$ 1,722	2.95	$ 38,328	$ 1,690	4.41
Other liabilities	544	-	-	290	-	-
Other borrowings	2,747	136	4.95	1,700	101	5.94
Stockholders' equity (4)	8,383	-	-	7,706	-	-
Total liabilities and equity	$ 70,089			$ 48,024		
Total interest-bearing liabilities	$ 54,594	$ 1,858	3.40%	$ 35,438	$ 1,791	5.05%
Net interest income		$ 3,084			$ 2,118	
Net interest spread			4.02%			3.66%
Net yield on average interest-earning assets			4.63%			4.72%

(1) Average balances were determined using the daily average balances.

(2) Includes nonaccrual loans with average balances of $56,000 and $71,000, respectively.

(3) Interest and fees on loans includes $640,000 and $363,000 of loan fee income for the years ended December 31, 2002 and 2001, respectively.

(4) Average unrealized gains (losses) on securities available-for-sale are included in stockholders' equity.

(5) Includes restricted equity securities.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2002 vs. 2001 Changes Due To: Increase (Decrease)		
	Rate	Volume	Net
	(dollars in thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$ (414)	$ 1,664	$ 1,250
Interest on taxable securities	(23)	(130)	(153)
Interest on federal funds sold	646	(710)	(64)
Total interest income	209	824	1,033
Expense from interest-bearing liabilities:			
Interest on interest-bearing demand and savings deposits	(38)	85	47
Interest on time deposits	33	(48)	(15)
Interest on other borrowings	(13)	48	35
Total interest expense	(18)	85	67
Net interest income	$ 227	$ 739	$ 966

SECURITIES PORTFOLIO

The carrying amounts of securities at the dates indicated, which are all classified as available-for-sale, are summarized as follows:

	December 31	
	2002	2001
	(dollars in thousands)	
U.S. Government and agency securities	$ 5,696	$ 7,290

Maturities

The amounts of debt securities by category as of December 31, 2002 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, and (3) after five years through ten years.

	U.S. Government and Agency Securities	
	Amount	Yield (1)
	(dollars in thousands)	
Maturity:		
One year or less	$ 515	5.68%
After one year through five years	4,408	3.88
After five years through ten years	773	5.97
	$ 5,696	4.32%

(1) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the carrying value of each security in that range.

LOAN PORTFOLIO

Types of Loans

The amount of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31,	
	2002	2001
	(dollars in thousands)	
Commercial	$ 6,052	$ 4,748
Real estate-construction	19,060	12,461
Real estate-mortgage	40,994	19,783
Consumer and other	5,155	4,003
	71,261	40,995
Less allowance for loan losses	(855)	(596)
Net loans	$ 70,406	$ 40,399

Maturities and Sensitivities to Changes in Interest Rates

Total loans as of December 31, 2002 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one year through five years, and (3) after five years.

	(dollars in thousands)
Commercial	
One year or less	$ 3,298
After one year through five years	2,733
After five years	21
	6,052
Construction	
One year or less	18,890
After one year through five years	170
After five years	-
	19,060
Other	
One year or less	25,988
After one year through five years	18,939
After five years	1,222
	46,149
	$ 71,261

The following table summarizes loans at December 31, 2002 with the due dates after one year which have predetermined and floating or adjustable interest rates.

	(dollars in thousands)
Predetermined interest rates	$ 17,068
Floating or adjustable interest rates	6,017
	$ 23,085

Risk Elements

Information with respect to nonaccrual, past due, and restructured loans at the dates indicated is as follows:

	December 31,	
	2002	2001
	(dollars in thousands)	
Nonaccrual loans	$ 25	$ 29
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	-	-
Restructured loans	-	-
Loans, now current about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	-	-
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	3	5
Interest income that was recorded on nonaccrual and restructured loans	-	-

It is our policy to discontinue the accrual of interest income when, in our opinion, collection of such interest becomes doubtful. This status is accorded such interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties which we reasonably expect will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which we are aware of any information which causes us to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the period to average loans.

	Years Ended December 31,	
	2002	2001
	(dollars in thousands)	
Average amount of loans outstanding	$ 54,258	$ 33,074
Balance of allowance for loan losses at beginning of year	$ 596	$ 406
Loans charged off, installment	(43)	(18)
Recoveries of loans previously charged-off	4	2
Net loan charge-offs during the year	(39)	(16)
Additions to allowance charged to operating expense during year	298	206
Balance of allowance for loan losses at end of year	$ 855	$ 596
Ratio of net loans charged off during the year to average loans outstanding	.07%	.05%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that adequately covers all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions which may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2002 and 2001, we had made no allocations of our allowance for loan losses to specific categories of loans. Based on our best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2002		December 31, 2001	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(dollars in thousands)			
Commercial	$ 54	8.83%	$ 51	11.58%
Construction loans secured by real estate	196	26.79	119	30.40
Commercial loans secured by real estate	312	43.80	171	48.26
Consumer and other loans	293	20.58	255	9.76
	$855	100.00%	$596	100.00%

DEPOSITS

Average amounts of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits is presented below.(1)

	Years Ended December 31,			
	2002		2001	
	Amount	Percent	Amount	Percent
	(dollars in thousands)			
Noninterest-bearing demand deposits	6,568	-- %	$ 4,590	-- %
Interest-bearing demand and savings deposits	16,172	2.02	9,665	2.89
Time deposits	35,675	3.91	24,073	5.86
	$58,415		$38,328	

(1) Average balances were determined using the daily average balances.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2002 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

	(dollars in thousands)
Three months or less	$ 4,662
Over three months through six months	2,385
Over six months through twelve months	7,214
Over twelve months	2,652
Total	$ 16,913

RETURN ON ASSETS AND EQUITY

The following rate of return information for the year indicated is presented below.

	Years Ended December 31, 2002	2001
Return on assets (1)	1.22%	0.77%
Return on equity (2)	10.22	4.82
Dividend payout ratio (3)	N/A	N/A
Equity to assets ratio (4)	11.96	16.05

(1) Net income divided by average total assets.

(2) Net income divided by average equity.

(3) Dividends declared per share of common stock divided by net income per share.

(4) Average equity divided by average total assets.

CRITICAL ACCOUNTING POLICIES

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Following is a description of the accounting policies applied by the Company that are deemed "critical". Critical accounting policies are defined as policies that are very important to the presentation of the Company's financial condition and results of operations, and that require management's most difficult, subjective or complex judgments. The Company's financial results could differ significantly if different judgments or estimates are applied in the application of these policies.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluation of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, historical experience, estimated value of any underlying collateral, overall portfolio quality and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

A loan is considered impaired when, based on current information and events, it is probable all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status.

Income Taxes

SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 9 to the Notes to Consolidated Financial Statements for additional details.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.